Exhibit 99.1
FCA US LLC Announces Redemption of All of Its Outstanding 8 ¼% Secured Senior Notes Due 2021 and Termination of Its $1.3 billion Revolving Credit Facility
Fiat Chrysler Automobiles N.V. (NYSE: FCAU/MI: FCA) ("FCA") today announced that its subsidiary FCA US LLC (“FCA US”) issued a notice to redeem all of its outstanding 8 ¼% Secured Senior Notes due 2021 (the “2021 Notes”). In accordance with the terms of the indenture under which the 2021 Notes were issued, the 2021 Notes are expected to be redeemed in full on Dec. 21, 2015 (the “Redemption Date”) at a redemption price equal to the $3,080,000,000 aggregate principal amount, plus accrued and unpaid interest to the Redemption Date and the applicable “make-whole” premium to be determined pursuant to the Indenture.
FCA US intends to use cash on hand to fund the redemption.
FCA also announced today that FCA US issued a notice to terminate its undrawn $1.3 billion revolving credit facility (the “Revolving Facility”), effective Nov. 25, 2015. The Revolving Facility would have matured in May 2016 and is being replaced by a tranche of the €5.0 billion syndicated revolving credit facility (the “RCF”) entered into by FCA in June 2015. The second of the RCF’s two €2.5 billion tranches will become available upon the elimination of the contractual restrictions under the FCA US financing documentation on the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, which is expected to occur in the first half of next year.
These actions represent further steps toward a unified financing platform for the Group as previously announced.
London, 20 November 2015

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